July 29, 2025

Darren Hoo
Principal Executive Officer
Megan Holdings Limited
B-01-07, Gateway Corporate Suites
Gateway Kiaramas
No.1, Jalan Desa Kiara
50480 Mont Kiara
Kuala Lumpur, Malaysia

       Re: Megan Holdings Limited
           Amendment No. 10 to Registration Statement on Form F-1
           Filed July 17, 2025
           File No. 333-281357
Dear Darren Hoo:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 10 to Registration Statement on Form F-1
Management's Discussion and Analysis of Financial Condition and Results of Operations
Segment reporting, page 46

1. Please update your disclosure here that refers to only one operating segment, as Note
       16 of the audited financial statements sets forth that you have two operating segments.
Consolidated Financial Statements
Note 16 - Segment reporting, page F-31

2. Please provide the following segment disclosures as required by ASC 280 upon the adoption of ASU No. 2023-07:
 July 29, 2025
Page 2

             Significant segment expenses that are regularly provided to the CODM and included within a reported measure of segment profit or loss as required by ASC
           280-10-50-26A;
             An amount for "other segment items" by reportable segment (calculated as the difference between (a) "segment revenue" less each "significant segment expense" category above and (b) each reported measure of segment profit or loss), including a description of the composition of "other segment items" as required by
           ASC 280-10-50-26B; and
             The title and position of the CODM, required by ASC 280-10-50-21(c), and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing performance and allocating resources, required by ASC 280-10-
           50-29(f).

       Please contact Kristin Lochhead at 202-551-3664 or Michael Fay at 202-551-3812 if
you have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Katherine Bagley at 202-551-2545
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Yarona L. Yieh, Esq.